

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2023

John Wall
Chief Financial Officer
Cadence Design Systems, Inc.
2655 Seely Avenue, Building 5
95134San Jose, California

Re: Cadence Design Systems, Inc.
　　　Form 10-K for the Fiscal Year Ended December 31, 2022
　　　Form 8-K furnished on July 24, 2023
　　　File No. 000-15867

Dear John Wall:

　　We have reviewed your filings and have the following comments.

　　Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Consolidated Income Statements, page 50

1. Please provide us with a breakdown of the various revenue streams included in the product and maintenance revenue line item and tell us your consideration to separately disclose revenue from product and services, as applicable. Refer to Rule 5-03(b)(1) and (2) of Regulation S-X.

Note 3. Revenue
Remaining Performance Obligations, page 62

2. You state that you expect to recognize approximately 55% of the $5.4 billion contracted but unsatisfied performance obligations, excluding non-cancelable commitments, as revenue over the next 12 months. Please revise future filings to disclose when the remaining 45% will be recognized on a quantitative basis using time bands that would be most appropriate for the duration of the remaining performance obligations or by providing qualitative information. Refer to ASC 606-10-50-13.

Form 8-K furnished on July 24, 2023

Exhibit 99.2, page 2

3.   We note that you present several non-GAAP measures in your earnings release, such as non-GAAP operating income and non-GAAP operating income adjusted for stock-based compensation, for which no reconciliation has been provided. Please revise future filings to include a reconciliation to the most directly comparable GAAP measure for all non-GAAP measures provided. Refer to Rule 100(a)(2) of Regulation G and Item 10(e)(1)(i)(B) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Megan Akst at 202-551-3407 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Stephanie Wells